Exhibit 23.1
Independent Registered Public Accounting Firms’ Consent
We consent to the incorporation by reference in Registration Statement Nos. 333-98690 and 333-07191 on Form S-8 of our report on the consolidated financial statements of Oakley, Inc. dated March 14, 2005 (March 31, 2006 as to the effects of the restatement discussed in Note 16) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 16) and of our report on internal control over financial reporting dated March 14, 2005 (March 31, 2006 as to the effects of the material weakness described in management’s report) (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in this Annual Report on Form 10-K/A of Oakley, Inc. for the year ended December 31, 2004.
/s/ DELOITTE & TOUCHE
Costa Mesa, California
March 31, 2006